May 5, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director
           Angie Kim, Staff Examiner

RE:  HIDDEN LADDER, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 25, 2010
     FILE NO. 333-165685

Mr. Owings:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Hidden Ladder, Inc. (the "Company") dated April 22, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note you have disclosed your primary SIC code as 7372. The SIC code for your company in the EDGAR system appears to be 5020. Please revise your cover page accordingly. You may also wish to consult the SIC Code List, which is available on our website at http://www.sec.gov.info/edgar/siccodes.htm.

RESPONSE:

We concur with the Staff and have updated our SIC code.

STAFF COMMENT 2:

We note that the mailing address to your principal executive offices on the Cover Page and throughout the registration statement is inconsistent with the mailing address under Article II of your Certificate of Incorporation. On the Cover Page as well under the Summary Information about Hidden Ladder on page 5, Description of Property on page 5 and Property page F-7, you state your address to your principal offices as "2803 Isle Street" while Article II of the Certificate of Incorporation lists "2303 Isle Street". Please provide the correct mailing address to your principal executive offices and consistently list this address throughout the registration statement.

RESPONSE:

We concur with the Staff and have updated our address to 2803 Isle Street.

STAFF COMMENT 3:

The registration fee is $71.30 per $1,000,000 (prorated for amounts less than $1,000,000). Please amend your calculation of the registration fee table accordingly.

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RESPONSE:

We concur with the Staff and have updated our registration fee.

STAFF COMMENT 4:

Since your offering will be self-underwritten and there is no minimum amount of shares that must be sold, please either:

   o state more clearly that, since there is no minimum amount of shares that must be sold, the proceeds of the offering may be $(5,000) to $ _____ after expenses, or

   o include a table to show the aggregate price and proceeds to the company assuming that 25 percent, 50 percent and 100 percent of the shares are sold.

In either event, clearly disclose that, since there is no minimum amount of shares that must be sold, you may receive no proceeds or may potentially lose money from the offering.

RESPONSE:

We concur with the Staff and have updated the language on the cover page to reflect the possibilities that we might lose money on the offering as well as the maximum amount we would raise in the offering.

STAFF COMMENT 5:

Please disclose on the cover page the date that the offering will end as required by Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the closing date to the registration statement.

STAFF COMMENT 6:

Please re-locate the Dealer Prospectus Delivery Obligation to the back cover page. Please see Item 502(b) of Regulation S-K.

RESPONSE:

We concur with the Staff and have moved the Dealer Prospectus Delivery language to the back of the cover page.

STAFF COMMENT 7:

In the first paragraph you state that you "may endeavor to sell all 3,000,000 shares of common stock ... " If there is any reason you many ultimately determine not to proceed with this offering, please disclose it.

RESPONSE:

We don't have any reason why we would not proceed with the offering.

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STAFF COMMENT 8:

In the first paragraph you also state that "[t]here is no arrangement to address the possible effect of the offering on the price of the stock." Considering there is no market for your comment stock, this statement seems unclear. Please advise or revise.

RESPONSE:

We concur with the Staff and have removed this statement.

STAFF COMMENT 9:

We note in your Use of Proceeds subsection at the bottom of page 3, you state, as an example, how many shares you will have outstanding should you sell 50% of the 3,000,000 shares of common stock offered under this registration statement. This same example is listed in the Number of Shares Outstanding after the Offering of Common Shares subsection. Please remove this redundant example in the Use of Proceeds subsection and revise in terms of dollars (i.e., state an example of your net proceeds should you sell 50 percent of the 3,000,000 shares of common stock). Please also describe how proceeds will be allocated should less than the maximum offering funds be raised and make sure this is consistent with the Use of Proceeds section on page 17. Please also note that you do not anticipate using any of the offering proceeds for product development.

RESPONSE:

We concur with the Staff and have updated the Use of Proceeds subsection as well as specified how the proceeds will be used.

STAFF COMMENT 10:

Please clarify that you have not yet developed a product or a product line. We note that in the Products section on page 20, you state you "will design" this product. We further note in the last sentence of the Use of Proceeds section on page 17, you state you do not anticipate using any of the offering proceeds for product development. However, throughout the registration statement you reference "our products" as if your product has been designed and exists. As example only, and not as an exhaustive list, please consider the following references:

   o  "Hidden Ladder has designed a unique product ... ," page 4.

   o "we must limit our marketing activities to potential customers having the likelihood of purchasing our products," page 6.

   o " ... we intend to generate revenue through the sale of our products," page 6.

   o "The Company anticipates an increase in its operating expenses, without realizing any revenues from the sale of its product," page 6.

   o "We cannot provide investors with any assurances that our products will attract customers," page 7.

   o "Our ability to achieve and maintain profitability ... is dependent upon ... our ability to generate revenues through sales of our products," page 11.

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   o  "We intend to generate revenue through the sales of our products," page
      11.

   o "The Company has identified a marketing opportunity for our products" page 14.

   o "our competitors' products ... may achieve greater acceptance in the marketplace than our own," page 14.

   o "prices and gross margins for our products may decrease over product life cycles," page 15.

   o  "our ability to provide our products to retailers ... ," page 15.

   o "Hidden Ladder will also keep an open mind with regards to new methods of production, changes to our product line," page 20.

   o  "Hidden Ladder will sell its entire product line to Home Depot," page 21.

These are only examples; please review your entire registration statement for compliance with this comment.

RESPONSE:

We concur with the Staff and have revised our registration statement to either remove the product reference or specifically state the reference is applicable if and after we create our product.

STAFF COMMENT 11:

The disclosures in the first paragraph of this section appear promotional, rather than factual, and should be substantially revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. For example, you should provide specific support for terms such as "unique" and "durable and aesthetic" or delete these references. Similar promotional statements appear in the Products section on page 20. Please review your entire registration statement for compliance with this comment.

RESPONSE:

We concur with the Staff and have removed or replaced the promotional statements with factual statement in both the summary and business section of the registration statement.

STAFF COMMENT 12:

We note your indication in the penultimate sentence of this section that you have not generated any revenue from your business operations. Please move this statement up so that it is prominently presented within this section. Please also state that your auditor's have questioned your ability to continue as a going concern.

RESPONSE:

We concur with the Staff and have moved the statement to be prominently displayed. We also included a going concern reference from our auditors.

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STAFF COMMENT 13:

WE note that you have identified three target categories most likely to be interested in your future product. You list only two categories. This same type appears in the risk factor titled "Competition may decrease our market share, revenues and gross margin," on page 14. Please revise or clarify in both sections. Should you add a third target category, please make sure to revise your disclosure accordingly in the Market Analysis Summary section on page 20.

RESPONSE:

We concur with the Staff and have clarified that there are only two categories.

STAFF COMMENT 14:

We note that you are in the process of creating your business and marketing plan. However, throughout the registration statement, you inconsistently reference the current stage you are at with this plan. Please clarify that you have not yet completed this plan. We note the following examples:

   o "The Company intends to use the proceeds this offering to develop and complete the business and marketing plan ... ," page 3.

   o "To become profitable and competitive, we must develop the business and marketing plan," page 22.

   o "Since inception, the majority of the company's time has been spent refining its business plan," page 22.

These are only examples; please review your entire registration statement for compliance with this comment.

RESPONSE:

We concur with the Staff and have modified the references to be consistent as to the stage of the business and marketing plan.

STAFF COMMENT 15:

Please clarify and consistently present when you anticipate completing your business and marketing plan and state the cost of completing such plan. We note the following examples:

   o "we believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to suspend or cease the implementation of our business plans," page 6.

   o "Within the next 12 months, the Company will have costs of at least $150,000 related to ... completion of the business plan," page 6.

   o "Over the next 12 month period starting upon the effective date of this registration statement, the Company must raise capital in order to complete the Business and Marketing Plan and to commence its execution," page 22.

   o "The Company anticipates that the business and marketing plan will be completed within 180 days after the offering is completed," page 22.

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RESPONSE:

We concur with the Staff and have updated the registration statement to consistently reflect the state and cost of completing our marketing and business plan.

STAFF COMMENT 16:

WE note you have identified the home-improvement category based on this segment's "purchasing-power" and "rate of growth shown in the industry." We further note your statement "Home Depot showed the highest sales volume in home safety supplies among the home-improvement sector." Similar factual statements also appear in the Risk Factors section under the risk factor titled "Competition may decrease our market share, revenues, and gross margins" on page 14 and on page 20 of your business section. Please disclose whether this information is based on reports or articles. Where these statements are not supportable with independent third party data, please characterize them as your believe and tell us the basis for your belief.

RESPONSE:

We concur with the Staff and have corrected the references to the home builders based either on the home builder's financial reports or based on the Company's research efforts.

STAFF COMMENT 17:

We note that in this section, you state your office is located at Mr. David Johnson's office. However, the Property section on page F-7 states your office is located at Mr. David Johnson's residence. Please review or clarify.

RESPONSE:

We concur with the Staff and have revised the reference to the Company's office.

STAFF COMMENT 18:

Your Risk Factors section should be a discussion of the most significant factors that make an investment in your business speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Please see SEC Release No. 33-7497. You should not present risks that are generic or contain boilerplate language that could apply to any business or any offering. A discussion of risk in generic terms does not tell readers how the risk may affect their investment in your company. As examples only, and not an exhaustive list, we note the following risk factors that appear to contain generic disclosures:

   o "The home improvement market is very competitive and hiring qualified resources are difficult to manage ... ," page 12.

   o  "Hidden Ladder may be unable to manage its future growth ... ," page 13.

   o "Management's ability to implement the business strategy successfully is critical to the business success ... ," page 13.

   o "Average selling prices of our products and services may decrease, which may harm our gross margins," page 15.

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

Please revise your Risk Factors section to remove generic risks that apply to any business or more precisely articulate how the risks you state are associated with an investment in your business.

RESPONSE:

We concur with the Staff and have removed generic risk factors or revised the specific risk factors to be more specific to our business.

STAFF COMMENT 19:

The risk factor title should convey the risk that you elaborate upon below. As examples only, and not an exhaustive list, we note the following risk factors:

   o  "General Competition," page 14.

   o "Competition may decrease our market share, revenues and gross margins," page 14.

Please revise your risk factor titles accordingly.

RESPONSE:

We concur with the Staff and have revised the risk factor titles.

STAFF COMMENT 20:

Risk factors should be organized logically. Please see Item 503(c) of Regulation S-K. Before discussing risks associated with implementing your business and marketing plan and developing your product, please disclose risks associated with failure to develop or implement your business and marketing plan as well as failure to develop a product. For example, the risk factor titled "If, after demonstrating proof-of-concept, we are unable to establish relationships ... " on page 14 should be relocated toward the beginning of the subsection titled Risks Related to the Company's Market and Strategy on page 12.

RESPONSE:

We concur with the Staff and have reordered the risk factors.

STAFF COMMENT 21:

We note you are still in the process of completing your business and marketing plan and currently have no products. However, several of your risk factors reference activities, objectives, products and gross margins that do not appear to have materialized given your current stage of development. As examples, only, and not an exhaustive list, we note the following risk factors:

   o "Because we are small, we must limit our marketing activities ... ," page 6 and page 11.

   o "Investing in the company is highly speculative and could result in the entire loss of your investment," page 8 which states in the text below "[t]he business objectives of the Company are also speculative ... "

   o "Establishing and maintain a customer base are difficult to achieve and manage," page 13.

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

   o "We may be unable to gain any significant market acceptance for our products or establish a significant market presence," page 13.

   o "Management's ability to implement the business strategy successfully is critical to the business success," page 13.

   o "The company may be unable to make necessary arrangements ... ," page 14 which states in the text below"[i]f we have to make changes in the Company structure ... ," page 14.

   o "Average selling prices ... may decrease, which may harm our gross margins," page 15.

To the extent you have products, marketing activities, business objectives, plans for establishing a customer base, company structure and gross margins, please disclose them. If not, please revise your risk factors accordingly. Please see prior comments 10 and 14.

RESPONSE:

We concur with the Staff and have revised the risk factors to the extent we have products, marketing activities, business objectives, plans for establishing a customer base, company structure, otherwise we removed the risk factor.

STAFF COMMENT 22:

It appears you have several risk factors that essentially describe the same risks or significantly overlap with another risk factor. Please note each risk factor should discuss a separate, material risk. As examples only, and not an exhaustive list, please consider the following duplicative risk factors:

   o On page 7 under "Because there is no public trading market for our common stock ... ," significantly overlaps with the risk factor on page 9, "As we may be unable to create or sustain a market for our shares, they may be extremely illiquid ... "

   o On page 10 under "Since our sole officer and director currently owns 100% of the outstanding common stock ... " significantly overlaps with the immediately following risk factor, "The company's sole officer and director have complete control ... "

   o On page 6 under "Because we are small and do not have much capital, we must limit our marketing activities ... " is duplicative of the risk factor on page 11 under the same title.

   o On page 11 under "the company's sole officer and director may not be in a position to devote a majority of his time to the company ... " significantly overlaps with the immediately following risk factor, "Key management personnel may leave the company which could adversely affect the ability of the company to continue operations ... "

   o On page 12 under "The home improvement market is very competitive and obtaining the necessary contract and retail rights ... " significantly overlaps with the risk factor on page 14, "General Competition".

   o On page 12 under "The home improvement market is very competitive and hiring qualified resources are difficult to manage," significantly overlaps with the risk factor on page 14, "The company may retain dependent sources or consultants to help grow the business ... "

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

   o On page 13 under "We may be unable to gain significant market acceptance for our products or establish a significant market presence," significantly overlaps with the risk factor on page 15 "If we cannot effectively promote our products, we will not attract customers and as a result, our business will fail."

Accordingly, please revise to distinguish between these risk factors, or combine them, making sure to eliminate any duplicative disclosures.

Please revise your risk factor titles accordingly.

RESPONSE:

We concur with the Staff and have revised the risk factor to avoid any duplication.

STAFF COMMENT 23:

Mitigating language is generally not appropriate for risk factor discussion. We note the last risk factor on page 10 state "The only assurance that the shareholders of the company ... have that the company's sole officer and director will not abuse his discretion ... is his fiduciary obligations and business integrity." Please delete this statement. This comment also applies to sever other risk factors, including the following:

   o "If the demands of the Company's business require the full business time of our sole officer and director, he is prepared to adjust his timetable to devote more time to the Company," page 11.

   o "The Company believes that all commercially reasonable efforts have been made to minimize the risks associated with the departure of key personnel," page 12

   o "Although the founder has significant experience and many contacts within the home building industry ... ," page 15.

RESPONSE:

We concur with the Staff and have removed the references from the risk factors.

STAFF COMMENT 24:

The risk factor on page 6 titled "Since Hidden Ladder anticipates operating expenses will increase ... " states part of your $150,000 of costs will go to administrative expenses while the risk factor titled "Our business will fail if we do not obtain ... " on the following page states part of this $150,000 will go to operating expenses. Please clarify or revise.

RESPONSE:

We concur with the Staff and have clarified the relevant risk factors.

STAFF COMMENT 25:

You state in the risk factor on page 7 titled "Our business will fail if we do not obtain ... " that you ability to "[o]btaining additional financing would be subject to a number of factors, including the Company's sales results." Please disclose other factors that would limit your ability to obtain financing.

RESPONSE:

We concur with the Staff and have revised the corresponding risk factor to remove the reference to sales results since we do not have a product to sell.

STAFF COMMENT 26:

We note the risk factor titled "The company does not anticipate paying dividends in the foreseeable future, so there will be fewer ways in which you can make a gain on any investment in this company" on page 9. This risk factor seems to imply there may be other ways investors can make a gain on this investment. Please revise your disclosure to avoid this implication.

RESPONSE:

We concur with the Staff and have revised the corresponding risk factor. There are no other ways to make a gain on the investment except to sell the stock if and only if a market develops.

STAFF COMMENT 27:

We note your risk factor titled "Blue Sky laws may limit your ability to sell your shares," on page 9 and 10. Please conclude your description of the "manual exemption" to accurately convey the risk or delete this description altogether.

RESPONSE:

We concur with the Staff and have removed the reference to the "manual exemption."

STAFF COMMENT 28:

On page 10, you state Mr. David Johnson will retain 87.5 percent of the shares outstanding if 50 percent of the offering is sold. This appears to be a typo as sale of 50% of the offering would result in Mr. David Johnson retaining ownership of 85.7 percent of the shares. Please revise or advise.

RESPONSE:

We concur with the Staff and have revised the percentage ownership to 85.7% if 50% of the shares are sold.

STAFF COMMENT 29:

In your risk factors titled "Our operating results may prove unpredictable which may impact the company and the value of the investment" on page 11, we note your discussion of a "variety of factors" that may cause your operating results to significantly fluctuate. In discussing these factors, please include the inability to develop a product.

RESPONSE:

We concur with the Staff and have added the reference to the inability to develop a product.

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STAFF COMMENT 30:

In the risk factor titled "The home improvement market is very competitive and obtaining the necessary contract and retail rights to provide the products for distribution is necessary ... " on page 12, you note "industry leaders" and "sublicense ... rights." You also state "several industry leaders have obtained these exclusive rights over a multiple year period." Please specify the names of these industry leaders and the type of sublicense rights to which you refer. Please disclose whether this information is based upon reports or articles. Where these statements are not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

RESPONSE:

We concur with the Staff and have corrected these references in the risk factor.

STAFF COMMENT 31:

In the risk factor titled "Competition may decrease our market share, revenues, and gross margin" on page 14, you state your competitors have substantially more "capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical, and marketing resources." Please provide examples of who these competitors are. Please also provide enhanced disclosure regarding the type of brand recognition, customer base as well as financial, technical and marketing resources these competitors have.

RESPONSE:

We concur with the Staff and have added examples of our competitors including their brand recognition, and customer base. We decided to remove the specific reference of technical and marketing resources since we were not able to extract those specific numbers from the company's SEC filings.

STAFF COMMENT 32:

In the risk factor titled "Average selling prices of our products and services may decrease, which may harm our gross margins" on page 15, you state you may not be successful in developing and introducing "New products" on a timely basis. Please provide enhanced disclosure on the type of new products you are seeking to introduce. Alternatively, if this is not a material risk of which investors should be aware, please delete it.

RESPONSE:

We concur with the Staff and have removed this risk factor because it was immaterial.

STAFF COMMENT 33:

We note your statement that if less than the maximum offering funds are raised, the proceeds will initially be allocated to cover essential business operations such as SEC filings with the remaining amount allocated to completing the business and marketing plan. The order of priority for your posed use of proceeds toward the business plan and marketing plan, if less than the maximum offering funds are raised, remains unclear. Please refer to Instructions to Item 504 and revised your disclosure accordingly to provide great detail about how you intend to allocate the proceeds of the offering under the various circumstances you describe. Please ensure that any disclosure you provide is consistent with the disclosure on page 22 regarding how you intend to spend some of the proceeds.

RESPONSE:

We concur with the Staff and have revised the use of proceeds section to conform with Item 504.

STAFF COMMENT 34:

We note your indication that you do not anticipate using any of the offering proceeds for product development. In an appropriate place in your registration statement, please explain how you intend to complete a business and marketing plan for a product you have not yet developed.

RESPONSE:

We concur with the Staff and have add language to the use of proceeds section to address the completion of the business and marketing plan.

STAFF COMMENT 35:

We note your statement in the last sentence of the first paragraph of this section that this offering will conclude when all 3,000,000 shares of common stock have been sold, or 90 days after this registration statement becomes effective. Please clarify that you will terminate this offering upon whichever event occurs sooner, if true. Also, this appears inconsistent with your statement in the Summary of Our Proceeds section on page 3 where you state you have the discretion to extend the offering for an additional 90 days. We also note your statement in the last sentence of the second paragraph of the Plan of Distribution section on page 18 statement you reasonable expectation that the securities un this registration will be sold within two years from the initial effectiveness of this registration statement. Please clarify or revise to avoid these inconsistencies.

RESPONSE:

We concur with the Staff and have revised the Proceeds sections to reflect the offering will terminate at the earlier of (i) all 3,000,000 shares being sold or
(ii) 90 days after the registration statement is declared effective by the SEC.

STAFF COMMENT 36:

In the third paragraph on page 19, you state that shares hold by you may be sold "either at the offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale." Until a market develop for your stock, you must sell your shares at a fixed priced. Please revise.

RESPONSE:

We concur with the Staff and have revised the reference to sell our stock at a fixed price.

STAFF COMMENT 37:

Please remove the word "entrepreneur" as this appears to be promotional rather than factual.

RESPONSE:

We concur with the Staff and have removed this reference.

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STAFF COMMENT 38:

Please disclose you were incorporated on February 23, 2010. Please see item 101(h)(l) of Regulation S-K ..

RESPONSE:

We concur with the Staff and have included our incorporation date in the Corporate Summary section.

STAFF COMMENT 39:

You refer to "diverse" marketing methods in order to reach "a large segment of the population." Considering you intend to focus your efforts on Home Depot, please explain what you mean by this statement.

RESPONSE:

We plan to use a variety of marketing methods including in store displays, radio, newspaper, trade shows, conferences and expos to reach homeowners.

STAFF COMMENT 40:

Please clarify the principal products and/or services you provide and refer to them consistently throughout the registration. In the Mission section above, you state your business is "based on a single product" and provide only one example of your product. However, throughout the registration statement you make references to your "product lines," "set of products," or "products and services." We note the following examples:

   o "Our competitors may develop product and service offerings that we do not offer," page 14.

   o "Average selling prices of our products and services may be lower than expected ... ," page 15.

   o  "The nature of the services provided by Hidden Ladder ... ," page 15.

   o "Our ability to serve our customers and develop new services and applications ... ," page 15.

   o "Hidden Ladder will also keep an open mind with regards to new methods of production, changes to our product line," page 20.

   o  "Hidden Ladder will design a unique set of products for homeowners," page
      20.

   o "Hidden Ladder will sell its entire product line to Home Depot ... ," page 21.

   o "The Company will design, develop and market instructional products and services for the corporate, education, government, and healthcare e-learning industries," page 22.

These are only example; please review your entire registration statement for compliance with this comment.

RESPONSE:

We concur with the Staff and have updated the references throughout our registration statement to reflect our offering is a set of products.

                                       13
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STAFF COMMENT 41:

We note in your previous disclosure on page 4 that you have identified five segments of the retail industry. In this section you state you have only identified four segments. Please clarify or revise.

RESPONSE:

We concur with the Staff and have updated the registration to reflect there are four segments in the retail industry.

STAFF COMMENT 42:

Please describe how you identified your retail industry "segments" and "target categories."

RESPONSE:

We developed our proprietary analysis of the market by conducting our own research of the market, various home builder and improvement retailers like Home Depot & Lowes, as well as competitors like First Alert and Black & Decker.

STAFF COMMENT 43:

Please provide enhanced disclosure on your relationship with Home Depot, steps you have taken to engage them and why you believe they will purchase your future product line.

RESPONSE:

We removed the specific reference to selling our future product line to Home Depot. We plan to sell our product line if and when available to home building and improvement retailers like Home Depot.

STAFF COMMENT 44:

Your third market segment, "Mail order/Internet," is inconsistent with the disclosure in the Market Analysis Summary above and your disclosure on page 4 both of which do not include "Internet." Please revise or clarify.

RESPONSE:

We concur with the Staff and have updated the market segments to be consistent with mail order / Internet catalogs.

STAFF COMMENT 45:

We note the following statement in the second to last paragraph on page 20:

   o The Company has decided to target chain retail stores that would offer the largest opportunity for volume sales. Concentrating research efforts in this area, the top three home-improvement retailers were found to be Home Depot, Lowe's and Ace Hardware.

Please disclose whether this information is based on reports or articles. Where this statement is not supportable with independent third party data, please characterize it as your belief and tell us the basis for the belief.

RESPONSE:

We concur with the Staff and have updated the analysis is based on the Company's research from the home builder retailer's public quarterly financial reports found on the SEC website.

STAFF COMMENT 46:

Please disclose whether the statements made in this section are based upon reports or articles. Where these statements are not supportable with independent third party data, please characterize it as your belief and tell us the basis for your belief.

RESPONSE:

We concur with the Staff and have updated the Competition and Buying Patterns to reflect these are the Company's belief based on the CEO's experience in the industry.

STAFF COMMENT 47:

Please describe how you plan to compete with brand name products and larger manufacturers who can provide incentives. Please also describe whether or not you plan to provide the types of incentives you list.

RESPONSE:

We plan to compete with other providers based on the safety and functional nature of our product as well as the quality workmanship. We plan to offer promotional materials and discount incentives for the retailers.

STAFF COMMENT 48:

Please describe how you plan to fulfill contracts and ensure timely deliveries of expected quota.

RESPONSE:

We plan to use technology to monitor and manage contract fulfillment and logistics management on the delivery of our products.

STAFF COMMENT 49:

We note your statement that your entire future product line will be sold to Home Depot and other large home builders. Please provide examples of or define the "large home builders" you are targeting. Please describe how you will sell and distribute your entire product line to both Home Depot and large home builders. For your sales to Home Depot, please describe or define those "select stores" which distribution will occur, types of "in-store promotions" and "packaging concepts" you will have and how promotions will be tied to Home Depot sales and promotions. For your sales to large home builders, please define "western district" and outline details of your marketing strategy.

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

RESPONSE:

We plan to market our product to large home builder retailer stores like Home Depot, however we have removed the reference that we will "sell our entire product line to Home Depot ... ". In addition, we concur with the Staff and have modified "select stores" and defined the "western district." The "in-store promotions" and "packaging concepts" are customary for new products, however we will determine the specifics behind both if and when we discuss with each home builder retailer. And we have modified the registration statement accordingly.

STAFF COMMENT 50:

Disclosures in this section appear promotional, rather than factual, and should be substantially revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. For example, you should provide specific support for terms such as "competitive edge," "unique and functional," "traditional high-quality workmanship," "sense of comfort and utility," "aesthetic beauty," "cheap," "cumbersome and difficult" and "eye appeal" or delete these references. Please review your entire registration statement for compliance with this comment.

RESPONSE:

We concur with the Staff and have modified our registration statement to ensure all references are factual and all promotional references have been removed.

STAFF COMMENT 51:

Please revise the heading of this section as it appears to be promotional rather than factual.

RESPONSE:

We concur with the Staff and have removed this section.

STAFF COMMENT 52:

Based on the enhanced disclosures you will provide regarding the details of your business and marketing plan, please revise this section to discuss the events, trends, and uncertainties that management views as most critical to your revenues, financial position, liquidity, plan of operations an results of operations. Please refer to comment 54 and 55 below. Please also see Item 303 of Regulation S-K and Release No. 33-8350.

RESPONSE:

We concur with the Staff and have modified our registration statement to ensure all references are factual and all promotional references have been removed.

STAFF COMMENT 53:

In the last sentence of this section, you note the need to establish sales and co-development relationships with customers and partners. Please enhance your disclosure regarding the nature of these co-development relationships. Please also identify which customers and partners you intend to establish these co-development relationships with.

RESPONSE:

We concur with the Staff and have updated this section to reflect sales to consumers via home builder and improvement retailers. Also, we removed the reference to co-development relationship as it is not material.

STAFF COMMENT 54:

We note you will focus on developing relationships during your first year of operations. Please discuss in detail your plan of operations for the next twelve months. Please include detailed milestones to your business plan, when you anticipate generating sustained revenues, the costs associated with each milestone, and the time frame for implementing each milestone.

RESPONSE:

We concur with the Staff and have updated this section to include milestones and the associated costs, and time frames.

STAFF COMMENT 55:

To the extend not included in the description of your business plan, please disclose the following:

   o Where, when and how your product(s) will be designed, developed and manufactured including sources and availability of raw materials, equipment and all other supplies;

   o  Where and how your product(s) will distributed and marketed;

   o Human resources involved in designing, developing, manufacturing, distributing and marketing your product(s);

   o Costs associated with developing, manufacturing and marketing your product; and

   o  How you will price your product.

Please see Item 101(h)(4)(ii) and Item 101(h)(4)(v) of Regulation S-K.

RESPONSE:

We need to complete the business and marketing plan to answer these questions. At this time, we do not have the factual information to answer these questions.

STAFF COMMENT 56:

In your Statement of Operations on page F-3, you note you have incurred a total of $3,600 in start-up costs from inception to February 28, 2010. Please revise the first sentence of the second paragraph in this section to reflect the same date range. We note the disclosure regarding your start-up costs also appears in the last paragraph of this section as well as in the fourth paragraph of the Liquidity and Capital Resources section. Please expand your disclosures to indicate that your total expenses and low monthly cash flow reflects less than one month (i.e., five day time period from February 23, 2010 to February 29, 2010) of operations. Please see Item 303(a)(3) or Regulation S-K.

RESPONSE:

We concur with the Staff and have updated the references to our start up costs occurring over a five day period as well as we added a disclosure that we have less than one (1) month of operation due to our current cash position.

STAFF COMMENT 57:

In the third to last sentence of the second paragraph of this section, you note you are unable to quantify with any certainty planned capital expenditures until your business and marketing plan are complete. This seems to contradict your statement in the first sentence of this paragraph that you anticipate needing $150,000 over the next twelve months to include $35,000 for product design, $35,000 for technical manufacturing work, $35,000 for marketing and $45,000 for general working capital purposes. Please revise these disclosures to make them consistent.

RESPONSE:

We concur with the Staff and have updated the disclosures to be consistent.

STAFF COMMENT 58:

You note you anticipate needing $150,000 to execute your business plan over the next 12 months. In the second paragraph on page 23, you state you may issue common stock, notes payable or debt instruments which may affect your "debt structure." In the second to last full paragraph on page 23, you note you may need to see alternative sources of financing including borrowing from institutions or private individuals. Please clarify which course of action you will take and, in general, explain how you intend to raise these funds given that this offering will raise a maximum of $25,000. Please also clarify your current "debt structure." Please see Item 303(a)(1) of Regulation S-K. If appropriate, please expand your discussion to include additional costs associated with loans to and notes from development stage companies including, but not limited to, high risk loans and above market interest rates.

RESPONSE:

We concur with the Staff and have updated the references to financing to include both equity and debt financing and estimated costs where known. In addition, we removed "debt structure" as the Company has no debt.

STAFF COMMENT 59:

Please revise the discussion here to acknowledge the $19,000 you state on page 17 that you will need to develop and complete your business plan. Please also provide additional information about how you intend to utilize the additional $45,000 for additional working capital purposes and what amount of that constitutes "public company costs," which you indicate is your only planned capital expenditure.

RESPONSE:

We concur with the Staff and have updated the disclosures to reflect the correct amount of funds for the marketing and business plan as well as an estimate of the $45,000 for general working capital purposes.

STAFF COMMENT 60:

We note your statement that your "business expansion" will require additional capital resources. Please provide enhanced disclosure on your business expansion plans and how this differs from or is part of your business plan. Please also expand your disclosure to provide the information required by Item 303(a)(1) and
Item 303(a)(2) of Regulation S-K.

RESPONSE:

We concur with the Staff and have removed the "expansion" as it is misleading. The business and business expansion are the same.

STAFF COMMENT 61:

We note your statement that receipt of any debt financing may required granting a security interest in the service offering. Please clarify the types of security interest you would grant, potential terms of such a debt financing and how it could affect holders of your common stock.

RESPONSE:

We concur with the Staff and have added disclosure on the security interest type and impact on common shareholders.

STAFF COMMENT 62:

We note in the second to last sentence on page 23, you state you auditors have expressed substantial doubt about your ability to continue as a going concern and that such ability is dependent on, among other things, your ability to "implement [y]our business plan." Please remove this statement from your disclosures as this is not reflected in the auditor's report included with this registration statement.

RESPONSE:

We concur with the Staff and have removed the reference requested.

STAFF COMMENT 63:

We note that Mr. David Johnson is your sole officer and director. Please consistently represent, both within this section and throughout the entire registration statement, those officer positions he currently holds. For example, in the first sentence of the second paragraph of this section, you state Mr. David Johnson is your "president, secretary/ treasurer, and director and vice president." However, in the table immediately following this sentence, you state Mr. David Johnson is the "President, Secretary/Treasurer, Principal Executive Officer, Principal Financial Officer, and sole member of the Board of Directors. Please also see comment 78 below.

RESPONSE:

We concur with the Staff and have removed the "expansion" as it is misleading. The business and business expansion are the same.

STAFF COMMENT 64:

Please eliminate plural references to officers and directors throughout your document because Mr. David Johnson is your sole officer/director.

RESPONSE:

We concur with the Staff and have removed the plural references.

STAFF COMMENT 65:

We note your reference to Item 401(e) of Regulation S-B and subsequent bullet points describing an "audit committee financial expert." Please note that scaled reporting requirements for smaller reporting companies have been moved from Regulation S-B into Regulation S-K. Please see Item 407(g) of Regulation S-K and SEC release No. 33-8876. Should you choose to include a description of your current and future board and committee practices outside of the requirements of
Item 407(a) of Regulation, the summary should not contain all the detailed information in the bullet points defining an "audit committee financial expert." Please revise to reduce this excess detail or advise as to why this detail is necessary.

RESPONSE:

We concur with the Staff and have removed the detail language around an audit committee financial expert to comply with Regulation S-K.

STAFF COMMENT 66:

We note your general description of Mr. David Johnson's experience. Please enhance your disclosure of Mr. David Johnson's business experience during the past five years to include his principal occupation and employment during such time period. Please also remove the last sentence of your discussion as it is unrelated to the requirement to provide an objective background of his experience. Please see Item 401(e)(1) of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated Mr. Johnson's resume to comply with Regulation S-K.

STAFF COMMENT 67:

In the fourth paragraph on page 23, you state Mr. David Johnson will not be paid a salary until a minimum of "$500,000 in funding is obtained or until ... [you] have achieved $500,000 in gross revenues." Under the first sentence of this section, you state he will not be paid until you have raised "$500,000 in working capital or has sales in excess of $500,000." Please clarify or revise to consistently present the benchmark used to determine when Mr. David Johnson will be paid.

RESPONSE:

We concur with the Staff and have updated the conditions to which Mr. David Johnson will be paid.

STAFF COMMENT 68:

We note your inclusion of a stock ownership table below the summary compensation table. As this same stock ownership table appears under the Principal Stockholder section on page 28, please remove it from the Summary Compensation Table section on page 27 to avoid redundant disclosures.

RESPONSE:

We concur with the Staff and have removed the table.

STAFF COMMENT 69:

We note that you do not have any board committees at this time. We also note your statement that directors will be reimbursed for out-of-pocket expenses incurred for attendance at board and committee meetings. Please clarify or revise.

RESPONSE:

We concur with the Staff and have the director compensation to clarify any director is reimbursed for out-of-pocket expense associated with board meetings.

STAFF COMMENT 70:

We note the disclosure provided in the section seems redundant with disclosures provided in the Summary Compensation Table and Director Compensation sections. Please revise your disclosure to avoid unnecessary redundancies.

RESPONSE:

We concur with the Staff and have removed the redundancies.

STAFF COMMENT 71:

We note your disclosure under this heading is largely repeated under Item 14 on page II-1. Please revise to eliminate this repetitive disclosure. Please see Rule 421(c) of Regulation C. We further note that the description of your indemnification provisions between the disclosures in this section and Page II-1 are inconsistent. For instance, on page II-1 you state that your Certificate of Incorporation provides that directors shall not be liable for breaches of the duty of care; however, the Articles of Incorporation filed as an exhibit to this registration statement do not contain such as provision. Please advise or revise.

RESPONSE:

We concur with the Staff and have updated the language to be consistent between our Articles of Incorporation, Certificate of Incorporation, and registration statement.

STAFF COMMENT 72:

We note your summary of the rights associated with your common stock. Please preface the bullet points of these rights with language clarifying that these are the rights associated with common stock.

RESPONSE:

We concur with the Staff and have added the preface to identify the common stock rights.

STAFF COMMENT 73:

This disclosure appears above under the Legal Proceedings section on page 19. Please revise your disclosure to avoid unnecessary redundancies.

RESPONSE:

We concur with the Staff and have removed the legal redundancy.

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STAFF COMMENT 74:

There appears to be a type in the number of authorized common shares. Both page F-2 and Note 4 state there are 250,000,000 authorized shares of common stock while your articles of incorporation state there are 300,000,000. Please revise or advise.

RESPONSE:

We concur with the Staff and have updated the registration statement to reflect there are 300,000,000 authorized shares.

STAFF COMMENT 75:

We note that although "Related Party Transactions" is listed as Note 5 to the Financial Statements, a similar section appears to be missing in your registration statement. Please include the disclosure required by Item 404(d) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added the disclosure required by Item 404(d), certain relationships and related party transactions.

STAFF COMMENT 76:

We note your estimated expenses for this offering of $1,000. Throughout the registration statement, you estimate this expense to total $5,000 and state the current expenses have already amounted to $36,000. Please clarify your total current expenses incurred up through February 28, 2010 and total estimated expenses for this offering.

Should your total estimated expenses associated with this offering be $5,000, please detail the additional costs associated with this offering that will require future, additional expenditures of either $4,000 or $1,400.

RESPONSE:

We concur with the Staff and have updated the other expenses under Item 13. The total costs are estimated at $5,000 which includes SEC filing fees, legal, and transfer agent. The audit of $3,500 and $100 in administration fees are not included as they not part of the offering costs.

STAFF COMMENT 77:

Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.

RESPONSE:

We concur with the Staff and have added the legal opinion.

STAFF COMMENT 78:

We note that Mr. David Johnson has signed the registration statement in his capacities as President and Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Please accurately list the correct positions held by Mr. David Johnson below his signature. Your sole officer and director should sign in all those capacities which he holds below the second paragraph of text required on the signature page. Please see prior comment 63.

RESPONSE:

We concur with the Staff and have corrected the signature pages to reflect Mr. David Johnson's positions.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-0453.

Sincerely,

/s/ David Johnson

David Johnson
Chief Executive Officer

Enclosure

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